

Chris Elford · 3rd

Co-Founder at Here Today Brewery & Kitchen

Seattle, Washington · 500+ connections · **Contact info**

Here Today Brewery Kitchen

Experience

Co-Founder

Here Today Brewery & Kitchen · Full-time
Mar 2020 – Present · 8 mos
Seattle, Washington, United States

Owner

No Anchor / Navy Strength
May 2016 – Present · 4 yrs 6 mos
Greater Seattle Area

Est 2016
No Anchor is a beer bar / restaurant featuring curated oddities and curiosities
Navy Strength is a tropical inspired cocktail bar with a tiki-inspired coffee & juice bar by day

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Seattle attache

The Bon Vivants
Apr 2014 – Mar 2016 · 2 yrs

Brand Ambassador for Rutte Gin, Mandarine Napoleon, Ancho Reyes Ancho Chile Liqueur, &
Tequila Ocho

Educator
Swig Well
Sep 2013 – Sep 2015 · 2 yrs 1 mo
Develop classes that educate consumers and bar

Barman
Canon Whiskey & Bitters Emporium
Sep 2013 – Dec 2014 · 1 yr 4 mos

Create craft cocktails at a bar with the largest sele

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Education

 **Old Dominion University**

Licenses & certifications

 **Certified Cicerone**
Cicerone Certification Program
Issued Sep 2011 · No Expiration Date

See credential

Skills & Endorsements

Bartending · 21

 Endorsed by **Pamela Wiznitzer and 5 others who are highly skilled at this**

 Endorsed by **2 of Chris' colleagues at Pr Inc.**

Cocktails · 15

Endorsed by **Summer-Jane Bell, who is highly skilled at this**

Alcoholic Beverages · 7

Angelina Musik and 6 connections have given endorsements



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